UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 001-38714

STONECO LTD.

(Exact name of registrant as specified in its charter)

R. Fidêncio Ramos, 308, 10th floor—Vila Olímpia

São Paulo—SP, 04551-010, Brazil

+55 (11) 3004-9680

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

STONECO LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-230629) of StoneCo Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Unaudited Interim Condensed

Consolidated Financial Statements

StoneCo Ltd.

March 31, 2019

StoneCo Ltd.

Unaudited interim condensed consolidated statement of financial position

As of March 31, 2019 and December 31, 2018

(In thousands of Brazilian Reais)

	Notes	March 31, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents	5	86,981	297,929
Short-term investments	6	2,660,064	2,770,589
Accounts receivable from card issuers	7	10,434,175	9,244,608
Trade accounts receivable		47,273	44,616
Recoverable taxes		52,031	56,918
Prepaid expenses		28,633	15,066
Derivative financial instruments		2,827	1,195
Other accounts receivable		6,398	6,860
		13,318,382	12,437,781

Non-current assets
Receivables from related parties	13	7,970	8,095
Deferred tax assets	8	268,252	262,668
Other accounts receivable		9,164	8,507
Investment in associate		4,254	2,237
Property and equipment	9	335,393	266,273
Intangible assets	10	312,717	307,657
		937,750	855,437

Total assets		14,256,132	13,293,218

Liabilities and equity
Current liabilities
Accounts payable to clients	11	5,728,735	4,996,102
Trade accounts payable		89,865	117,836
Loans and financing	12	768,587	761,056
Obligations to FIDC senior quota holders	12	549,897	16,646
Labor and social security liabilities		117,683	96,732
Taxes payable		44,296	51,569
Derivative financial instruments		9,807	586
Other accounts payable		13,738	14,248
		7,322,608	6,054,775

Non-current liabilities
Loans and financing	12	22,039	1,395
Obligations to FIDC senior quota holders	12	1,558,736	2,057,925
Deferred tax liabilities	8	76,315	80,223
Provision for contingencies		2,057	1,242
Other accounts payable		4,771	4,667
		1,663,918	2,145,452

Total liabilities		8,986,526	8,200,227

Equity	14
Issued capital		62	62
Capital reserve		5,360,005	5,351,873
Other comprehensive income		(64,887)	(56,334)
Accumulated losses		(25,127)	(202,276)
Equity attributable to owners of the parent		5,270,053	5,093,325
Non-controlling interests		(447)	(334)
Total equity		5,269,606	5,092,991

Total liabilities and equity		14,256,132	13,293,218

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of profit and other comprehensive income

For the three months ended March 31, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

		Three months ended March 31
	Notes	2019		2018

Net revenue from transaction activities and other services			168,763		90,243
Net revenue from subscription services and equipment rental			71,178		38,453
Financial income			251,394		149,547
Other financial income			44,438		9,785

Total revenue and income	16		535,773		288,028

Cost of services			(85,380)		(70,831)
Administrative expenses			(64,760)		(58,919)
Selling expenses			(62,699)		(37,659)
Financial expenses, net			(66,640)		(68,560)
Other operating expenses, net			(11,460)		(5,124)
	17		(290,939)		(241,093)

Gain (loss) on investment in associates			-		(123)

Profit (loss) before income taxes			244,834		46,812

Current income tax and social contribution	8		(73,053)		(26,511)
Deferred income tax and social contribution	8		5,255		4,390

Net income for the period			177,036		24,691

Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods (net of tax):
Accounts receivable from card issuers at fair value through other comprehensive income			(8,226)		8,107
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods (net of tax):
Net loss on equity instruments designated at fair value through other comprehensive income			(327)		-

Other comprehensive income for the period, net of tax			(8,553)		8,107

Total comprehensive income for the period, net of tax			168,483		32,798

Net income attributable to:
Owners of the parent			177,149		23,630
Non-controlling interests			(113)		1,061
			177,036		24,691
Total comprehensive income attributable to:
Owners of the parent			168,596		31,470
Non-controlling interests			(113)		1,328
			168,483		32,798
Earnings per share
Basic earnings per share for the period attributable to owners of the parent	15	R$	0.64	R$	0.11
Diluted earnings per share for the period attributable to owners of the parent	15	R$	0.63	R$	0.11

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of changes in equity

For the three months ended March 31, 2019 and 2018

(In thousands of Brazilian Reais)

		Attributable to owners of the parent
			Capital reserve
	Notes	Issued capital	Additional paid-in capital	Transactions among shareholders	Other reserves	Total	Other comprehensive income	Accumulated losses	Total	Non-controlling interest	Total

Balance as of January 1, 2018		46	1,190,902	(237,517)	14,364	967,749	(43,063)	(503,508)	421,224	14,059	435,283
Capital increase		-	3,240	-	-	3,240	-	-	3,240	-	3,240
Reclassification of share-based payments liability to equity		-	-	-	199,665	199,665	-	-	199,665	-	199,665
Net income for the period		-	-	-	-	-	-	23,630	23,630	1,061	24,691
Other comprehensive income for the period		-	-	-	-	-	8,107	-	8,107	267	8,374

Balance as of March 31, 2018 (unaudited)		46	1,194,142	(237,517)	214,029	1,170,654	(34,956)	(479,878)	655,866	15,387	671,253

Balance as of December 31, 2018		62	5,440,047	(223,676)	135,502	5,351,873	(56,334)	(202,276)	5,093,325	(334)	5,092,991
Share-based payments	18	-	-	-	8,132	8,132	-	-	8,132	-	8,132
Net income for the period		-	-	-	-	-	-	177,149	177,149	(113)	177,036
Other comprehensive income for the period		-	-	-	-	-	(8,553)	-	(8,553)	-	(8,553)

Balance as of March 31, 2019 (unaudited)		62	5,440,047	(223,676)	143,634	5,360,005	(64,887)	(25,127)	5,270,053	(447)	5,269,606

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of cash flows

For the three months ended March 31, 2019 and 2018

(In thousands of Brazilian Reais)

		Three months ended March 31
	Notes	2019	2018
Operating activities
Net income for the period		177,036	24,691

Adjustments to reconcile net income (loss) for the period to net cash flows:
Depreciation and amortization	17	29,723	17,302
Deferred income tax expenses	8	(5,255)	(4,390)
Loss on investment in associates		-	123
Other financial costs and foreign exchange, net		(1,657)	36,925
Provision for contingencies		815	104
Share-based payments expense	18	8,132	-
Allowance for doubtful accounts		4,517	5,753
Loss on disposal of property, equipment and intangible assets	9/10	1,399	9,366
Onerous contract		-	(415)
Fair value adjustment in derivatives		7,589	-

Working capital adjustments:
Accounts receivable from card issuers		(1,174,620)	(427,216)
Receivables from related parties		2,011	(11,430)
Recoverable taxes		(2,448)	(5,261)
Prepaid expenses		(13,567)	(4,516)
Trade and other accounts receivable		(6,842)	(13,839)
Accounts payable to clients		469,762	19,324
Taxes payable		51,534	7,367
Labor and social security liabilities		20,951	17,003
Accounts payable to related parties		-	4,028
Provision for contingencies		-	(7)
Trade and other accounts payable		(26,490)	9,113
Interest paid	12	(20,573)	(150)
Interest income received, net of costs		234,607	86,238
Income tax paid		(51,471)	(5,017)

Net cash used in operating activities		(294,847)	(234,904)

Investing activities
Purchases of property and equipment	9	(54,647)	(54,842)
Purchases and development of intangible assets	10	(11,983)	(10,691)
Proceeds from (acquisition of) short-term investments, net		157,238	(14,092)
Proceeds from the disposal of non-current assets		231	3,184
Acquisition of interest in associates		(550)	-

Net cash (used in) provided by investing activities		90,289	(76,441)

Financing activities
Payment of borrowings	12	(229)	(1,238)
Payment of leases	12	(5,919)	(3,731)
Capital increase, net of transaction costs	14	-	3,240
Acquisition of non-controlling interests		(214)	(5,800)

Net cash used in financing activities		(6,362)	(7,529)

Effect of foreign exchange on cash and cash equivalents		(28)	2,101

Change in cash and cash equivalents		(210,948)	(316,773)

Cash and cash equivalents at beginning of period	5	297,929	641,952
Cash and cash equivalents at end of period	5	86,981	325,179

Change in cash and cash equivalents		(210,948)	(316,773)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2019

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

StoneCo Ltd. (the “Company”), formerly known as DLP Payments Holdings Ltd., is a Cayman Islands exempted company with limited liability, incorporated on March 11, 2014. The registered office of the Company is Harbour Place, 103 South Church Street in George Town, Grand Cayman. The Company’s principal executive office is located in the city of São Paulo, Brazil.

The Company is controlled by HR Holdings, LLC, which owns 51.96% of Class B common shares, whose ultimate parent is an investment fund, VCK Investment Fund Limited SAC, owned by the co-founding individuals.

The Company and its subsidiaries (collectively, the “Group”) are principally engaged in providing financial technology solutions to clients and integrated partners to conduct electronic commerce seamlessly across in-store, online, and mobile channels, which include integration to cloud-based technology platforms, offering services for acceptance of various forms of electronic payment, automation of business processes at the point-of-sale and working capital solutions.

The Group controls three investment funds known as Fundo de Investimento em Direitos Creditórios (“FIDC”): (i) TAPSO FIDC (“FIDC TAPSO”) which provides working capital solution to clients, (ii) FIDC Bancos Emissores de Cartão de Crédito–Stone (“FIDC AR 1”) and (iii) FIDC Bancos Emissores de Cartão de Crédito–Stone II (“FIDC AR 2”) used as funding sources to raise capital. A FIDC is legally an investment fund authorized by the Brazilian Monetary Council, and specifically designed as investment vehicle for investing in Brazilian credit receivables, such as credit card receivable.

The interim condensed consolidated financial statements of the Group for the three months ended March 31, 2019 and 2018 were approved at the Board of Directors’ meeting on May 10, 2019.

1.1.	Initial Public Offering and follow on

The Company completed its Initial Public Offering (“IPO”) in October 2018, and in additional of simultaneous transaction, received net proceeds of R$ 4,299,695, with R$ 75,774 of offering expenses.

On April 2019 the Company filed a prospectus to a follow on. Details on Note 20.

1.2.	Seasonality of operations

The Group’s revenues are subject to seasonal fluctuations as a result of consumer spending patterns. Historically, revenues have been strongest during the last quarter of the year as a result of higher sales during the Brazilian holiday season. This is due to the increase in the number and amount of electronic payment transactions related to seasonal retail events. Adverse events that occur during these months could have a disproportionate effect on the results of operations for the entire fiscal year. As a result of seasonal fluctuations caused by these and other factors, results for an interim period may not be indicative of those expected for the full fiscal year.

2.	Group information

2.1.	Subsidiaries

The interim condensed consolidated financial statements of the Group include the following subsidiaries and structured entities:

			% Group’s equity interest
Entity name	Country of incorporation	Principal activities	March 31, 2019	December 31, 2018

DLP Capital LLC (“DLP Capital”)	USA	Holding company	100.00	100.00
DLP Par Participações S.A. (“DLP Par”)	Brazil	Employee trust	100.00	100.00
MPB Capital LLC (“MPB Capital”)	USA	Investment company	100.00	100.00
StoneCo Brasil Participações S.A. (“StoneCo Brasil”) (*)	Brazil	Holding company	100.00	100.00
Stone Pagamentos S.A. (“Stone”)	Brazil	Merchant acquiring	100.00	100.00
MNLT Soluções de Pagamentos S.A. (“MNLT”)	Brazil	Merchant acquiring	100.00	100.00
Pagar.me Pagamentos S.A. (“Pagar.me”)	Brazil	Merchant acquiring	100.00	100.00
Buy4 Processamento de Pagamentos S.A. (“Buy4”)	Brazil	Processing card transactions	99.99	99.99
Buy4 Sub LLC (“Buy4 LLC”)	USA	Cloud store card transactions	99.99	99.99
Cappta S.A. (“Cappta”)	Brazil	Electronic fund transfer	61.79	61.79
Mundipagg Tecnologia em Pagamento S.A. (“Mundipagg”)	Brazil	Technology services	99.70	99.70
Equals S.A. (“Equals”)	Brazil	Reconciliation services	100.00	100.00
Stone Franchising Ltda. (“Stone Franchising”)	Brazil	Franchising management	99.99	99.99
TAG Tecnologia para o Sistema Financeiro S.A. (“TAG”)	Brazil	Financial assets register	99.98	99.98
FIDC TAPSO	Brazil	Receivables investment fund	100.00	100.00
FIDC AR 1	Brazil	Receivables investment fund	100.00	100.00
FIDC AR 2	Brazil	Receivables investment fund	100.00	100.00

(*) Formerly known as DLP Brasil Participações S.A.

2.2.	Associates

On June 21, 2018, the Group acquired a 27.06% interest in Linked Gourmet Soluções para Restaurantes S.A. (“Linked”) for R$ 2,366 payable by December 2018. Linked is an unlisted company based in São Paulo, Brazil, that develops software and services for the food service market. The Group also holds an option to acquire an additional interest, exercisable in the period from 2 to 3 years from the date of the initial acquisition, which would allow the Group to obtain control of Linked. Through this acquisition, the Group expects to obtain synergies in servicing its clients.

On February 6, 2019, the Group acquired a 25.0% interest in Collact Serviços Digitais Ltda. (“Collact”), a private company based in São Paulo, Brazil, that develops customer relationship management (“CRM”) software for customer engagement, focused mainly in the food service segment, with which the Company expects to obtain synergies in its services to clients. The Group will pay R$ 1,667 until April 2020 for the acquisition of such interest. The Group also holds an option to acquire an additional interest in the period from 2 to 3 years from the date of the initial acquisition, which will allow the Group to acquire an additional 25% interest in Collact.

In March 2019, we signed two binding memoranda of understanding to invest in two new software companies, VHSYS and Tablet Cloud, which we believe will strengthen our ecosystem of solutions that empower SMBs to manage and grow their businesses. Below of a description of these companies.

• VHSYS is an omni-channel, cloud-based, API driven, POS and ERP platform built to serve an array of service and retail businesses. The self-service platform consists of over 40 applications, accessible a la carte, such as order and sales management, invoicing, dynamic inventory management, cash and payments management, CRM, mobile messaging, along with marketplace, logistics, and e-commerce integrations, among others.

• Tablet Cloud is a white-label POS and simple ERP application focused on SMBs with simpler needs which runs on smart POS and tablet solutions, giving business owners complete control over their cash register and inventory in a fully mobile device while having a robust ERP platform accessible online.

Together, VHSYS and Tablet Cloud add nearly 18,000 software clients. We expect that these new solutions will assist us in our continued efforts to help clients better manage their operations, and drive omni-channel growth, giving brick and mortar establishments the tools they need to successfully sell both online and offline.

3.	Basis of preparation and changes to the Group’s accounting policies

3.1.	Basis of preparation

The interim condensed consolidated financial statements for the three months ended March 31, 2019 have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2018.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new and amended standards as set out below.

The interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), and all values are rounded to the nearest thousand (R$ 000), except when otherwise indicated.

3.2.	New and amended standards and interpretations

(i)	New and amended standards and interpretations adopted

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2018, except for the adoption of new standards effective as of January 1, 2019.

The Group has adopted IFRS 16 – Leases from January 1, 2019, applying the simplified transition approach, and has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019.

The Group elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 – Leases and IFRIC 4 - Determining Whether an Arrangement Contains a Lease at the date of initial application. The Group also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (‘short-term leases’), and lease contracts for which the underlying asset is of low value (‘low-value assets’).

On adoption of IFRS 16, the group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 6.8% per year.

Impact of adoption on the statement of financial position (increase/(decrease)) as of January 1, 2019 is as follows:

2019
Assets
Property and equipment (Offices)	35,213
Property and equipment (Vehicles)	5,722
Total assets	40,935

Liabilities
Loans and financing	40,935
Deferred tax liabilities	-
Total liabilities	40,935

Impact of adoption on the statement of profit or loss (increase/(decrease)) for the three months ended March 31, 2019 is as follows:

March 31, 2019
Depreciation expense (included in Cost of services)	116
Depreciation expense (included in Administrative expenses)	2,654
Depreciation expense (included in Selling expenses)	1,760
Financial expenses, net	667
Deferred income tax and social contribution	(107)
Rent expense (included in Cost of services and Administrative expenses)	(4,882)
Profit for the period	(208)
Attributable to:
Equity holders of the parent	(208)
Non-controlling interests	-

From January 1, 2019, the payments of leases (principal and interest) were classified as financing activities, except short-term lease and lease of low-value assets (classified in operating activity), in accordance with IFRS 16 and IAS 6 – Statement of Cash Flows, reducing the cash flows of this activity. The impact of adoption on the statement of cash flows (increase/(decrease)) for the three months ended March 31, 2019 is as follows:

March 31, 2019
Net cash flows from operating activities	5,090
Net cash flows from financing activities	(4,882)

There is no material impact on other comprehensive income and the basic and diluted EPS.

a) Nature of the effect of adoption of IFRS 16

The Group has lease contracts for various items of Offices, Pin Pads & POS, software, vehicles and other equipment. Before the adoption of IFRS 16, the Group classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. A lease was classified as a finance lease if it transferred substantially all the risks and rewards incidental to ownership of the leased asset to the Group; otherwise it was classified as an operating lease. Finance leases were capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments were apportioned between interest (recognized as finance costs) and reduction of the lease liability. In an operating lease, the leased property was not capitalized and the lease payments were recognized as rent expense in the statement of profit or loss on a straight-line basis over the lease term.

Upon adoption of IFRS 16, the Group applied a single recognition and measurement approach for all leases that it is the lessee, except for short-term leases and leases of low-value assets. The Group recognized lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

b) Summary of new accounting policies

Set out below are the new accounting policies of the Group upon adoption of IFRS 16:

• Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment. The Group has also reclassified for better presentation the assets under finance leases according with IAS 17 previously classified in each of the classes mentioned on item a).

• Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

• Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of Offices, Pin Pads & POS, software, vehicles and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value (i.e., below US$ 5,000). Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

c) Amounts recognized in the statement of financial position and profit or loss

Set out below, are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets
	Offices	Vehicles	Total	Lease liabilities
As of December 31, 2018	-	-	-	-
Initial adoption of IFRS 16	35,213	5,722	40,935	40,935
As of January 1, 2019	35,213	5,722	40,935	40,935
Additions	455	654	1,109	1,109
Depreciation expense	(3,457)	(1,073)	(4,530)	-
Interest expense	-	-	-	667
Payments	-	-	-	(4,882)
As of March 31, 2019	32,211	5,303	37,514	37,829

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Several other amendments and interpretations were applied for the first time in 2019, but do not have an impact on the interim condensed consolidated financial statements of the Group.

3.3.	Estimates

The preparation of interim condensed financial statements of the Company and its subsidiaries requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the financial statement date. Actual results may differ from these estimates.

In preparing these interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set the consolidated financial statements for the year ended December 31, 2018 and no retrospective adjustments were made.

4.	Segment information

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), reviews selected items of the statement of profit or loss and other comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a combined basis for all subsidiaries and associates.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the interim condensed consolidated statement of profit or loss and other comprehensive income and interim condensed consolidated statement of financial position.

5.	Cash and cash equivalents

	March 31, 2019	December 31, 2018

Short-term bank deposits—denominated in R$	57,582	235,488
Short-term bank deposits—denominated in US$	29,399	62,441
	86,981	297,929

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value, readily convertible into cash.

Cash and cash equivalents are measured at fair value and classified as Level 1 under the fair value level hierarchy. See Note 19 for further details.

6.	Short-term investments

	March 31, 2019	December 31, 2018
Listed securities (a)
Bonds	2,642,494	2,752,743
Unlisted securities (b)
Investment funds	9,379	9,328
Equity securities	8,191	8,518
	2,660,064	2,770,589

(a)	Listed securities are comprised of public and private bonds with maturities greater than three months, indexed to fixed and floating rates. As of March 31, 2019, listed securities are mainly indexed to 95% CDI rate (2018 – 95% CDI rate).

(b)	Unlisted securities are comprised of foreign investment fund shares, and ordinary shares in entities that are not traded in an active market and whose fair value is determined using valuation techniques. The Group uses its judgment to select a method and makes assumptions that are mainly based on market conditions existing at the end of each reporting period. The Group elected to recognize the changes in fair value of the existing equity instruments through OCI.

Short-term investments are classified as financial assets measured at fair value through profit or loss, unless otherwise elected and indicated, and as Level 1 and 2 under the fair value level hierarchy, as described in Note 19. Short-term investments are denominated in Brazilian Reais, U.S. dollars and EURO.

7.	Accounts receivable from card issuers

	March 31, 2019	December 31, 2018

Accounts receivable from card issuers (a)	10,359,311	9,195,466
Accounts receivable from other acquirers (b)	81,217	54,968
Allowance for expected credit losses	(6,353)	(5,826)
	10,434,175	9,244,608

(a)	Accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients.

(b)	Accounts receivable from other acquirers related to PSP (Payment Service Provider) transactions.

As of March 31, 2019, R$ 2,327,996 of the total Accounts receivable from card issuers are held by FIDC AR 1 and FIDC AR 2 (December 31, 2018— R$ 2,166,132). Accounts receivable held by FIDCs guarantee the obligations to FIDC senior quota holders.

8.	Income taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax (“IRPJ”) and Social Contribution on Net Profit (“CSLL”). According to Brazilian tax law, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis.

(a) Reconciliation of income tax expense

The following is a reconciliation of income tax expense to profit for the period, calculated by applying the combined Brazilian statutory rates at 34% for the three months ended March 31, 2019 and 2018:

	Three months ended March 31
	2019	2018

Profit before income taxes	244,834	46,812
Brazilian statutory rate	34%	34%
Tax (expense) at the statutory rate	(83,244)	(15,916)

Additions (exclusions):
Gain (loss) from entities not subject to the payment of income taxes	12,627	(5,599)
Other permanent differences	1,373	(806)
Equity pickup on associates	-	42
Unrecorded deferred taxes	(286)	(325)
Use of tax losses previously unrecorded	-	146
Tax incentives	1,732	337
Total income tax and social contribution (expense)	(67,798)	(22,121)
Effective tax rate	28%	47%

Current income tax and social contribution	(73,053)	(26,511)
Deferred income tax and social contribution	5,255	4,390
Total income tax and social contribution (expense)	(67,798)	(22,121)

(b) Deferred income taxes

Net changes in deferred income taxes relate to the following:

At December 31, 2018	182,445
Losses available for offsetting against future taxable income	(7,528)
Tax credit carryforward	4,181
Temporary differences under FIDC	2,066
Amortization of intangible assets acquired in business combinations	1,280
Changes in FVOCI	4,236
Share based compensation	3,356
Others	1,901
At March 31, 2019	191,937

Deferred tax assets on tax losses	163,179
Deferred tax assets on temporary differences (a)	105,073
Deferred tax liabilities (b)	(76,315)
Deferred tax, net	191,937

(a) The main temporary differences are the tax credit on assets measured at FVOCI and under expenses carryforward.

(b) The main deferred tax liabilities are under intangible assets acquired in business combination and FIDC.

Under Brazilian tax law, temporary differences and tax losses can be carried forward indefinitely. However, the loss carryforward can only be used to offset up to 30% of taxable profit for the year.

Unrecognized deferred taxes

The Group has accumulated tax loss carryforwards in StoneCo Brasil of R$ 3,576 (December 31, 2018 – R$ 3,397) for which a deferred tax asset was not recognized, and in the Group’s other subsidiaries of R$ 2,149 (December 31, 2018 – R$ 2,042) that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognized with respect of these losses as they cannot be used to offset taxable profits between subsidiaries of the Group, and there is no other evidence of recoverability in the near future.

9.	Property and equipment

	Balance at 31/12/2018	Right-of-use assets (a)	Additions	Disposals	Transfers	Balance at 31/03/2019

Cost	372,601	42,044	51,506	(2,433)	(61)	463,657
Depreciation	(106,328)	(4,530)	(18,209)	803	-	(128,264)

Property and equipment, net	266,273	37,514	33,297	(1,630)	(61)	335,393

(a) Refers to IFRS 16 adoption. More details on Note 3.2.

Assets with a net book value of R$ 1,630 were disposed off by the Group during the three months ended March 31, 2019, for proceeds of R$ 231 resulting in a net loss on disposal of R$ 1,399.

i)	Depreciation and amortization charges

Depreciation and amortization expense has been charged in the following line items of the consolidated statement of profit or loss:

	Three months ended March 31
	2019	2018

Cost of services	16,318	9,457
General and administrative expenses	13,405	7,845
Depreciation and Amortization charges	29,723	17,302

Depreciation charge	22,739	11,891
Amortization charge (Note 10)	6,984	5,411
Depreciation and Amortization charges	29,723	17,302

10.	Intangible assets

	Balance at 31/12/2018	Additions	Disposals	Transfers	Balance at 31/03/2019

Cost	381,779	11,983	-	61	393,823
Depreciation	(74,122)	(6,984)	-	-	(81,106)

Intangible assets, net	307,657	4,999	-	61	312,717

Impairment of intangible assets

As of March 31, 2019, there were no indicators of impairment of finite-life intangible assets.

The Group performs its goodwill impairment testing at the Group’s single CGU level, which is also a single operating and reportable segment.

The Group performed its annual impairment test in December 2018, concluding that there was no need to recognize impairment losses on the carrying value of goodwill and intangible assets with indefinite lives. The Group’s impairment tests are based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the cash generating unit were disclosed in the annual consolidated financial statements for the year ended December 31, 2018.

As of March 31, 2019, there were no indicators of a potential impairment of goodwill. Additionally, there are no significant changes to the assumptions in the annual consolidated financial statements for the year ended December 31, 2018.

11.	Accounts payable to clients

Accounts payable to clients represents amounts due to accredited clients related to credit and debit card transactions, net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks as well as the Group’s net merchant discount rate fees which are collected by the Group as an agent.

As of March 31, 2019, accounts payable to clients was R$ 5,728,735 (December 31, 2018 – 4,996,102).

12.	Loans and financing

	Balance at December 31, 2018	Funding	Payment	Interest	Balance at March 31, 2019

Obligations to FIDC AR senior quota holders	2,064,333	-	-	34,248	2,098,581
Obligations to FIDC TAPSO senior quota holders	10,238	-	(367)	181	10,052
Leases (a)	3,674	42,044	(5,919)	972	40,771
Bank borrowings	750	-	(345)	17	422
Loans with private entities	758,027	-	(20,090)	11,496	749,433
Total	2,837,022	42,044	(26,721)	46,914	2,899,259
Current	777,702				1,318,484
Non-current	2,059,320				1,580,775

(a)	Includes IFRS 16 impacts (see Note 3).

13.	Transactions with related parties

Related parties comprise the Group’s parent companies, shareholders, key management personnel and any businesses which are controlled, directly or indirectly by the shareholders and directors over which they exercise significant management influence. Related party transactions are entered in the normal course of business at prices and terms approved by the Group’s management.

 (a)       Transactions with related parties

The following transactions were carried out with related parties:

	Three months ended March 31
	2019	2018
Sales of services
Associates (legal and administration services)*	-	41
	-	41
Purchases of goods and services
Entity controlled management personnel**	(1,787)	(619)
Associates (transaction services)*	-	(40)
	(1,787)	(659)

*	Related to cost-sharing and checking account agreements with Equals S.A. incurred until the acquisition date.

**	Related to consulting and management services with Genova Consultoria e Participações Ltda., and travel services provided by Zurich Consultoria e Participações Ltda.

Services provided to related parties include legal and administrative services provided under normal trade terms and reimbursement of other expenses incurred in their respect.

The Group acquired under normal trade terms the following goods and services from entities that are controlled by members of the Group’s management personnel:

•	management and consulting services;

•	travel services; and

•	services related to card transactions.

(b)	Balances at the end of the period

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	March 31, 2019	December 31, 2018
Receivables from related parties
Associates	13	13
Loans to key management personnel	7,957	8,082
	7,970	8,095

As of March 31, 2019, there is no allowance for expected credit losses on related parties’ receivables. No guarantees were provided or received in relation to any accounts receivable or payable involving related parties.

The Group has outstanding loans with certain management personnel. The loans are payable in three to seven years from the date of issuance and accrue interest according to the National Consumer Price Index, the Brazilian Inter-Bank Rate or Libor plus an additional spread.

14.	Equity

i. Authorized capital

The Company has an authorized share capital of USD 50 thousand, corresponding to 630,000,000 authorized shares with a par value of USD 0.000079365 each. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors. The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

ii. Subscribed and paid-in capital and capital reserve

In October 2018, immediately prior to the completion of the IPO, each of the ordinary voting shares and Class C shares (5,881,050 shares) were converted into Class B common shares, and each of the outstanding ordinary non-voting shares, as Class A common shares. Therefore, the Company has two share classes, Class A and Class B common shares, with the following rights:

• each holder of Class A common shares is entitled to one vote per share on all matters to be voted on by shareholders generally, including the election of directors;

• each holder of Class B common shares is entitled to 10 votes per share on all matters to be voted on by shareholders generally, including the election of directors;

• the holders of our Class A common shares and Class B common shares are entitled to dividends and other distributions as may be recommended and declared from time to time by our board of directors out of funds legally available for that purpose, if any; and

• upon our liquidation, dissolution or winding up, each holder of Class A common shares and Class B common shares will be entitled to share equally on a pro rata basis in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities.

The Articles of Association provide that at any time when there are Class A common shares in issue, Class B common shares may only be issued pursuant to: (a) a share split, subdivision or similar transaction or as contemplated in the Articles of Association; or (b) a business combination involving the issuance of Class B common shares as full or partial consideration. A business combination, as defined in the Articles of Association, would include, amongst other things, a statutory amalgamation, merger, consolidation, arrangement or other reorganization.

At the Extraordinary General Meeting of Shareholders held on October 11, 2018, the Company’s shareholders approved a capital stock share split with a ratio to be determined by the Board of Directors. On October 14, 2018, the Board of Directors of the Company approved the 126:1 (one hundred twenty-six for one) share split ratio. As a result of the share split, the Company’s historical financial statements have been revised to reflect number of shares and per share data as if the share split had been in effect for all periods presented.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.

There were no changes in the number of shares in the three months ended March 31, 2019.

15.	Earnings per share

Basic earnings per share is calculated by dividing net income for the period attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the period.

During 2019 and 2018, the Group had outstanding grants and subsidiary preferred shares, which participated in profit or loss as follows:

•	A subsidiary of the Group has outstanding liability classified preferred shares to certain employees and business partners. These preferred shares participate evenly with ordinary shareholders of the subsidiary in dividends of the subsidiary when declared.

As these awards participate in dividends, the numerator of the Earnings per Share (“EPS”) calculation is adjusted to allocate undistributed earnings as if all earnings for the period had been distributed. In determining the numerator of basic EPS, earnings attributable to the Group is allocated as follows:

	Three months ended March 31
	2019	2018
Profit attributable to Owners of the parent	177,149	23,630
Less: Gain (Loss) allocated to participating shares of Group companies	-	(11)
Numerator of basic and diluted EPS	177,149	23,641

On September 1, 2018, the Group granted RSU and stock options (Note 18), which are included in diluted EPS calculation for the three-month period then ended and for the three-month period ended in March 31, 2019.

The following table contains the earnings per share of the Group for the three months ended March 31, 2019 and 2018 (in thousands except share and per share amounts):

	Three months ended in March 31
	2019	2018
Numerator of basic EPS	177,149	23,641

Weighted average number of outstanding shares	277,162,337	223,257,755
Denominator of basic EPS	277,162,337	223,257,755

Basic earnings per share - R$	0.64	0.11

	Three months ended in March 31
	2019	2018
Numerator of diluted EPS	177,149	23,641

Share-based payments	5,196,394	-
Weighted average number of outstanding shares	277,162,337	223,257,755
Denominator of diluted EPS	282,358,731	223,257,755

Diluted earnings per share - R$	0.63	0.11

16.	Total revenue and income

	Three months ended March 31
	2019	2018

Transaction activities and other services	188,928	107,078
(-) Taxes and contributions on revenue	(20,164)	(16,833)
(-) Other deductions	(1)	(2)
Net revenue from transaction activities and other services	168,763	90,243

Equipment rental and subscription services	79,023	42,170
(-) Taxes and contributions on revenue	(7,560)	(3,464)
(-) Other deductions	(285)	(253)
Net revenue from subscription services and equipment rental	71,178	38,453

Financial income	263,678	157,735
(-) Taxes and contributions on financial income	(12,284)	(8,188)
Net Financial income	251,394	149,547

Other financial income (a)	44,438	9,785
Total revenue and income	535,773	288,028

Timing of revenue recognition
Transferred at a point in time	168,763	90,243
Transferred over time	367,010	197,785
Total revenue and income	535,773	288,028

(a)	Other financial income mainly includes interest accrued in bank saving accounts and judicial deposits held by Brazilian courts for judicial disputes.

17.	Expenses by nature

	Three months ended March 31
	2019	2018

Personnel expenses	117,197	77,939
Financial expenses (a)	66,640	68,560
Transaction and client services costs (b)	39,290	38,315
Depreciation and amortization	29,723	17,302
Third parties services	13,819	8,824
Marketing expenses and sales commissions (c)	11,568	9,186
Facilities expenses	5,341	7,877
Travel expenses	5,395	4,468
Other	1,966	8,622

Total expenses	290,939	241,093

(a)	Financial expenses include discounts on the sale of receivables to banks, interest expense on borrowings, foreign currency exchange variances, net and the cost of derivatives covering interest and foreign exchange exposure.

(b)	Transaction and client services costs include card transaction capturing services, card transaction and settlement processing services, logistics costs, payment scheme fees and other costs.

(c)	Marketing expenses and sales commissions relate to marketing and advertising expenses, and commissions paid to sales related partnerships.

18.	Share-based payments

The Group provides benefits to employees (including executive directors) of the Group through share-based incentives. The following items refer to the outstanding plans at March 31, 2019.

Incentive Shares

In 2017, certain key employees have been granted incentive shares, or the Co-Investment Shares, that entitle participants to receive a cash bonus which they, at their option, may use to purchase a specified number of preferred shares in StoneCo Brasil which are then exchanged for common shares in DLP Par. These incentive shares are subject to a 10 years lock-up period and a discounted buy-back feature retained by the Group if the employee leaves prior to lockup expiration.

These incentive shares were exchanged for StoneCo Ltd. Class A common shares upon the consummation of the IPO, but remain with the previously lock-up period.

Restricted share units and stock options

In September 2018, the Group granted new awards of restricted share units (“RSUs”) and stock options. In addition, all outstanding Phantom Shares, which were originally granted on December 1, 2017, were converted to RSU awards. These awards are equity classified, the majority of the awards are subject to performance conditions, and the related compensation expense will be recognized over the vesting period. The Company issued 5,406,786 awards (including Phantom Shares converted to RSUs) as RSU, and 135,198 awards as stock options, of which approximately 6% are vested until the IPO, 9% vest in 4 years, 18% vest in 5 years, 21% vest in 7 years, and 46% vest in 10 years. The total expense, including taxes and social charges, recognized for the programs for the three months period ended March 31, 2019 was R$ 10,109.

19.	Financial instruments

(i)	Risk management

The Group’s activities expose it to a variety of financial risks: credit risk, market risk (including foreign exchange risk, cash flow or fair value interest rate risk, and price risk), liquidity risk and fraud risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to mitigate certain risk exposures. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

Risk management is carried out by a central treasury department (“Group treasury”) under policies approved by the Board of Directors. Group treasury identifies, evaluates and hedges financial risks in close co-operation with the Group’s operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, anti-fraud, use of derivative financial instruments and non-derivative financial instruments, and investment of surplus liquidity.

The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s annual financial statements as of December 31, 2018. There have been no changes in the risk management department or in any risk management policies since the year end.

(ii)	Financial instruments by category

a)	Assets as per statement of financial position

	Amortized cost	FVPL	FVOCI	Total
At March 31, 2019
Short-term investments	-	2,651,873	8,191	2,660,064
Accounts receivable from card issuers	-	-	10,434,175	10,434,175
Trade accounts receivable	47,273	-	-	47,273
Derivative financial instruments	-	2,827	-	2,827
Other accounts receivable	15,562	-	-	15,562
	62,835	2,654,700	10,442,366	13,159,901

	Amortized cost	FVPL	FVOCI	Total
At December 31, 2018
Short-term investments	-	2,762,071	8,518	2,770,589
Accounts receivable from card issuers	-	-	9,244,608	9,244,608
Trade accounts receivable	44,616	-	-	44,616
Derivative financial instruments	-	1,195	-	1,195
Other accounts receivable	15,367	-	-	15,367
	59,983	2,763,266	9,253,126	12,076,375

b)	Liabilities as per statement of financial position

	Amortized cost	FVPL	Total
At March 31, 2019
Accounts payable to clients	5,728,735	-	5,728,735
Trade accounts payable	89,865	-	89,865
Loans and financing	790,626	-	790,626
Obligations to FIDC senior quota holders	2,108,633	-	2,108,633
Derivative financial instruments	-	9,807	9,807
Other accounts payable	18,509	-	18,509
	8,736,368	9,807	8,746,175

	Amortized cost	FVPL	Total
At December 31, 2018
Accounts payable to clients	4,996,102	-	4,996,102
Trade accounts payable	117,836	-	117,836
Loans and financing	762,451	-	762,451
Obligations to FIDC senior quota holders	2,074,571	-	2,074,571
Derivative financial instruments	-	586	586
Other accounts payable	14,248	-	14,248
	7,965,208	586	7,965,794

(iii)	Fair value estimation

a)	Fair value hierarchy

The Group uses the following hierarchy to determine and disclose the fair value of financial instruments through measurement technique:

•	Level I—quoted prices in active markets for identical assets or liabilities;

•	Level II—other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly; and

•	Level III—techniques using inputs that have a significant effect on the recorded fair value that are not based on observable market data.

For the three months ended March 31, 2019, there were no transfers between Level I and Level II fair value measurements and between Level II and Level III fair value measurements.

b)	Fair value measurement

The table below presents a comparison by class between book value and fair value of the financial instruments of the Group:

	March 31, 2019			December 31, 2018
	Book value	Fair value	Hierarchy level	Book value	Fair value	Hierarchy level
Financial assets
Cash and cash equivalents (1)	86,981	86,981	I	297,929	297,929	I
Short-term investments (1)	2,660,064	2,660,064	I /II	2,770,589	2,770,589	I /II
Accounts receivable from card issuers (2)	10,434,175	10,434,175	II	9,244,608	9,244,608	II
Trade accounts receivable (3)	47,273	47,273	II	44,616	44,616	II
Derivative financial instruments (4)	2,827	2,827	II	1,195	1,195	II
Other accounts receivable (3)	15,562	15,562	II	15,367	15,367	II
	13,246,882	13,246,882		12,374,304	12,374,304

Financial liabilities
Accounts payable to clients (5)	5,728,735	5,620,123	II	4,996,102	4,898,949	II
Trade accounts payable (3)	89,865	89,865	II	117,836	117,836	II
Loans and financing (5)	790,626	778,582	II	762,451	747,651	II
Obligations to FIDC senior quota holders (5)	2,108,633	2,091,471	II	2,074,571	2,045,397	II
Derivative financial instruments (4)	9,807	9,807	II	586	586	II
Other accounts payable (3)	18,509	18,509	II	18,916	18,916	II
	8,746,175	8,608,357		7,970,462	7,829,335

(1)	The carrying values of cash equivalents and short-term investments approximate their fair values due to their short-term nature.

(2)	Accounts receivable from card issuers are measured at FVOCI as they are held to collect contractual cash flows and can sell the receivable. Fair value is estimated by discounting future cash flows using market rates for similar items.

(3)	The carrying values of trade accounts receivable, other accounts receivable, trade accounts payable and other accounts payable are measured at amortized cost and are recorded at their original amount, less the provision for impairment and adjustment to present value, when applicable. The carrying values is assumed to approximate their fair values, taking into consideration the realization of these balances, and settlement terms do not exceed 60 days.

(4)	The Group enters into derivative financial instruments with financial institutions with investment grade credit ratings. Non-deliverable forward contracts are valued using valuation techniques, which employ the use of market observable inputs.

(5)	Accounts payable to clients, loans and financing, and obligations to FIDC senior quota holders are measured at amortized cost. Fair values are estimated by discounting future cash flows using weighted average cost of capital rate.

For disclosure purposes, the fair value of financial liabilities is estimated by discounting future contractual cash flows at the interest rates available in the market that are available to the Group for similar financial instruments. The effective interest rates at the balance sheet dates are usual market rates and their fair value does not significantly differ from the balances in the accounting records.

(iv)	Offsetting of financial instruments

Financial asset and liability balances are offset (i.e. reported in the consolidated statement of financial position at their net amount) only if the Company and its subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

As of March 31, 2019, and December 31, 2018, the Group has no financial instruments that meet the conditions for recognition on a net basis.

20.	Subsequent events

i. Public offering of Class A common shares

On April 1, 2019 the Company filed prospectus declared effective by the Securities and Exchange Commission (”SEC”) on April 2, 2019 in which selling shareholders offered 19,500,000 Class A common shares of the Company. The Company did not offer any Class A common shares and did not receive any proceeds from the sale of this shares.

ii. Acceleration of vesting for share-based payment

In connection with the aforementioned offering mentioned above, the company accelerated the vesting of an aggregate of approximately 180,000 Class A common shares underlying RSU awards. This relates to the acceleration of certain awards to allow recipients to participate in the offering and/or to sell Class A common shares in the open market on or around the closing of this offering. The share-based expense associated with this acceleration is approximately R$ 23 million in the quarter ended June 30, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

StoneCo Ltd.

By:	/s/ Thiago dos Santos Piau
	Name:	Thiago dos Santos Piau
	Title:	Chief Executive Officer

Date: May 13, 2019